Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

The Company was engaged in loan origination and services. In addition, the Company leverages its strength to provide its customers with financing-related value-added services, tailored financing solutions and advisory services on finance and tax management.

The following are some key measures of the Company’s direct lending operations:

●	On November 19, 2018, Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) and a third party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”). On November 29, 2018, Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) and Ding Xin acquired 98.04% and 1.96% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”). As part of its restructuring plan, the Company intends to launch new supply chain financing services through Zhiyuan and Zheshi in the near future. Such future services include a business factoring program, financing product design, related corporate financing solutions, investments and asset management, etc. As of June 30, 2019, Zhiyuan had loans receivable of approximately US$48.79 million due from three customers.

●	For the six months ended June 30, 2019, the Company issued one loan of $43.69 million to one customer of Zhiyuan, compared to the issuance of 3 loans by the Company with an aggregate amount of $1.21 million for the six months ended June 30, 2018.

●	Interest and fee income increased by $2.58 million, or 5,044%, to $2.63 million for the six months ended June 30, 2019, from $0.05 million for the same period of 2018. The increase was mainly caused by $2.22 million of interest income generated from loans disbursed to Zhiyuan’s customers.

●	The Company reversed the impairment loss of $3,346,760 for the investment in the cost method investee, according to an adjudication issued by the Xinjiang Urumqi People’s Intermediate Court. Pursuant to the adjudication, the Company’s investment in the cost method investee, valued at $3,346,760, should be be transferred as a repayment of the borrowings from the debtor.

In addition, as the cost method investee was no longer the Company’s affiliate, the Company has reclassified the related borrowings from a cost method investee to borrowings from a third party and reclassified related interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

●	Provision for loan losses decreased by $22.44 million, or 47%, to $25.20 million for the six months ended June 30, 2019, from $47.64 million for the same period of 2018. The decrease in provision for loan losses was because a majority of loan receivables were provided full allowance during the six months ended June 30, 2018.

●	Net loss attributable to ordinary shareholders was $27.13 million, or net loss of $1.07 per share, for the six months ended June 30, 2019, as compared to net loss attributable to ordinary shareholders of $52.15 million, or net loss of $2.83 per share, for the six months ended June 30, 2018.

●	Ms. Jingping Li, co-founder and chief executive officer of China Lending, commented, “As we shift our resources towards growing more promising businesses including supply chain financing and insurance facilitation, we have also increased our intensity in collecting past due loans. The Company will seek collection of outstanding loan receivables—even if they are significantly delinquent—and will work for shareholders to seek all repayments due. In addition, since we stopped distributing loans to customers since the end of 2018, our need for loan loss provision has decreased drastically as well. Armed with a stronger balance sheet, we are forging ahead with our business restructuring. Step by step, we are transforming our business into a diversified and nimble non-bank financial services company.”

Key Factors that Affect Operating Results

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the MSMEs; (e) changes to prevailing market interest rates; (f) a higher rate of bankruptcy; and (g) the deterioration of the creditworthiness of MSMEs in general. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although the Company has generally benefited from China’s economic growth and the policies to encourage lending to MSMEs, the Company is also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

The Company’s results of operations are also affected by the provision for loan losses which are a noncash item and represent an assessment of the risk of future loan losses. The amount of provisions has been recorded based on management’s assessment. The Company may increase or decrease the provision for loan based on any such change of economic conditions and the change of management’s assessment. Any change in the provision for loan losses would have an effect on our financial condition and results of operation.

Results of Operations

For the Six Months Ended June 30, 2019 and 2018

(Expressed in U.S. dollar)	For the Six Months Ended June 30,		Changes
	2019	2018	$	%
Interest income
Interest and fees on loans	$2,631,301	$51,151	$2,580,150	5,044%
Interest on deposits with banks	175	264	(89)	(34)%
Total interest income	2,631,476	51,415	2,580,061	5,018%

Interest expense
Interest expense on short-term bank loans	(606,646)	(825,284)	218,638	(26)%
Interest expense and fees on secured loan	(3,400,192)	(1,275,128)	(2,125,064)	167%
Interest expense on loans from third parties	(1,377,083)	-	(1,377,083)	100%
Interest expense on loans from a cost investment investee	-	(1,422,219)	1,422,219	(100)%
Total interest expense	(5,383,921)	(3,522,631)	(1,861,290)	53%

Provisions for loan losses	(25,198,186)	(47,636,098)	22,437,912	(47)%

Net Interest Loss	(27,950,631)	(51,107,314)	23,156,683	(45)%

Non-interest (expenses) income
Salaries and employee surcharge	(324,344)	(246,605)	(77,739)	32%
Business taxes and surcharge	-	27,678	(27,678)	(100)%
Other operating expenses	(1,662,341)	(826,499)	(835,842)	101%
Reversal of Investment impairment	3,346,760	-	3,346,760	100%
Changes in fair value of warrant liabilities	(33,023)	-	(33,023)	100%
Total non-interest income (expense)	1,327,052	(1,045,426)	2,372,478	(227)%

Loss before tax	(26,623,579)	(52,152,740)	25,529,161	(49)%
Income tax expense	(158,072)	-	(158,072)	100%
Net loss	(26,781,651)	(52,152,740)	25,371,089	(49)%
Dividend – Convertible Redeemable Class A preferred stock	(343,200)	-	(343,200)	100%
Net income attributable to noncontrolling interests	(2,319)	-	(2,319)	100%
Net loss attributable to ordinary shareholders	$(27,127,170)	$(52,152,740)	$25,025,570	(48)%

Interest Income

For the six months ended June 30, 2019, total interest and fee income, including interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, increased by $2.58 million, or 5,018%, from $0.05 million for the six months ended June 30, 2018. The increase was attributable to interest income of $2.22 million generated from loans disbursed by Zhiyuan, and financial advisory fees of $0.41 million generated by Zeshi.

Interest Expense

The Company borrowed from banks, other financial institutions, and third parties, to fund its direct lending business. The total interest expenses increased by $1.86 million, or 53%, from $3.52 million to $5.38 million for the six months ended June 30, 2019. The increase of interest expenses was mainly due to accrual of compound interest and penalties from overdue borrowings. As of June 30, 2019, the Company had overdue borrowings of $37.20 million.

Provision for loan losses

The provision for loan losses was determined by comparing the beginning and ending balance of allowance for loan losses for business and personal loans. If the ending balance of the allowance of loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss. The netting amount of “reversal” and “provision” is presented in “provision for loan losses” in the condensed consolidated statements of operations and comprehensive loss.

Provision for loan losses decreased by $22.44 million, or 47%, from $47.64 million for the six months ended June 30, 2018 to $25.20 million for the six months ended June 30, 2019. The decrease was caused by additional “doubtful” loans rolled to “loss” loans during the six months ended June 30, 2018 as compared to that for the same period ended June 30, 2019. The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio.

Non-Interest Income (Expense), net

The Company has a non-interest income of $1.32 million for the six months ended June 30, 2019, as compared with a non-interest expense of $1.05 million for the six months ended June 30, 2018. The change of $2.37 million was caused by a reversal of investment impairment of $3.35 million for the Company’s investment in a cost method investee as a result of adjudication by the court to transfer the investment to a debtor as a repayment of the borrowings from the debtor, netting off against a provision of impairment of $869,488 for long-aged other assets.

Loss Before Tax and Net Loss

As a result of the above, loss before tax was $26.62 million and $52.15 million for the six months ended June 30, 2019 and 2018. Net loss was $26.78 million and $52.15 million for the six months ended June 30, 2019 and 2018.

After deducting for dividend payable for Series A convertible redeemable preferred stock and noncontrolling interests, net loss attributable to ordinary shareholders was $27.13 million and $52.15 million for the six months ended June 30, 2019 and 2018.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited financial information. We describe our significant accounting policies in Note 2 - Significant Accounting Policies, of the Notes to Financial Statements included in this report. Our unaudited financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and its cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates.

Loan Impairment

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short-term nature of the loans.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. Due to the nature of the Company’s operation and the interest concessions granted, the troubled debt restructuring designation will not be removed until the loan is paid-off or otherwise disposed of. The Company reported its first troubled debt restructuring on December 31, 2015. The Company has not removed any loan classified as a trouble debt restructuring from that classification.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant one-time extension, an extension agreement will be executed between the borrower and the Company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension.

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

-	Higher loan loss reserve levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

-	Increased reserve levels may lead to a reduction in capital levels.

As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized up front at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by the Company are scoped out of ASC606.

Interest income on loans – Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Management and assessment services on loans – Service fees for management and assessment services are paid by customers for the management and assessment services provided during the loan period. The Company recognizes the revenue over the loan period using a time-based measure of progress.

Recent Updates

On July 15, 2019, the Company entered into a five-year strategic partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd (“Rui Xin”), a financial technology company providing comprehensive insurance solutions. Through the partnership, each party expects to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strengths as well as resources in financial technology, the consumer finance market, and the insurance industry. Pursuant to the strategic partnership agreement, the Company will benefit from 80% of the net income generated in the consumer finance market and 90% of the net income generated in the insurance industry through the cooperation.

The Company will work with Rui Xin to develop its own consumer financial platform. The Company expects to provide value-added consumer financial services to the insurance consumers of Rui Xin and its partners. Benefiting from the anticipated size of the business and the good credit record of such insurance consumers, the Company will improve its asset quality and maintain sustainable business growth through the partnership. In addition, the Company and Rui Xin will also explore collaboration opportunities in areas such as insurance consumer acquisition, insurance product development, insurance business expansion, and the customization of consumer financial solutions. Moreover, the Company will benefit from Rui Xin and its partners’ advanced technological capabilities in big data and artificial intelligence to improve its risk management and enhance its customer experience.

On July 29, 2019, the Company entered into a five-year strategic partnership with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”), a leading insurance brokerage company in China with over 90 branches across the nation. The partnership will enable both companies to leverage their industry expertise, service capabilities, and industry networks to further expand each other’s customer bases while developing financing and insurance products that are both superior and customized. To help ZLJA to effectively expand and manage its insurance customer base and sales channels, China Lending will utilize its market resources. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services. Pursuant to the strategic partnership agreement, the Company will benefit from 60% of the net income generated from the insurance customer base and sales channels facilitated by the Company.

On August 12, 2019, the Company’s subsidiary, China Fenghui Industrial Financial Holding Group Co., Ltd., entered into a framework agreement (the “Agreement”) with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”), pursuant to which Zhongfeng will either acquire a 100% equity interest in Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”), a variable interest entity of the Company, or obtain control over and become the primary beneficiary of Feng Hui through contractual arrangements for a cash consideration of no less than RMB15 million. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region.

On July 11, 2019, the Company received a delisting determination letter from Nasdaq Listing Qualifications (“Nasdaq”), indicating that, unless the Company promptly requests a hearing before the Nasdaq Hearings Panel (the “Panel”), the Company’s securities would be subject to delisting from the Nasdaq Capital Market based on its non-compliance with the continued listing requirements. The Company requested a hearing before the Panel on August 22, 2019, to appeal the delisting determination. The hearing request stayed the delisting action of the Company’s securities by Nasdaq pending the Panel’s final decision on September 6, 2019 to deny the Company’s appeal and delist the Company’s securities from the Nasdaq Capital Market (see below).

On August 20, 2019, the Company received a notification letter from Nasdaq Listing Qualifications to advise the Company that, based upon the closing bid price for the Company’s common shares over the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement, set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until February 11, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

On September 6, 2019, the Company was notified by Nasdaq that the Panel denied the Company’s recent appeal and determined to delist the Company’s common shares from the Nasdaq Capital Market. The decision to delist the Company’s common shares was reached as a result of the Company’s inability to regain compliance with the continued listing requirement of a minimum of $2.5 million in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1). Accordingly, the trading of the Company’s common shares on the Nasdaq Capital Market ceased at the opening of business on September 6, 2019. Subsequently, Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission to ensure the removal of the Company’s securities from listing and registration on the Nasdaq Capital Market.

The Company’s securities is now quoted on the OTC Pink Open Market (the “Pink Sheets”), a centralized electronic quotation service for over-the-counter securities, following its Nasdaq delisting; the trading symbol for the Company’s securities will remain unchanged. Such quotation will continue so long as market makers demonstrate an interest in trading in the Company’s common shares; however, the Company can give no assurance that trading in its common shares will continue on the Pink Sheets or any other securities exchange or quotation medium. Furthermore, trading of the Company’s common shares on the Pink Sheets may be restricted depending on the jurisdiction in which potential purchasers or sellers of shares reside.

The Company will remain a reporting company under the Securities Exchange Act of 1934 and continue to be subject to the public reporting requirements of the Securities and Exchange Commission.

B.	Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, borrowings from financial institutions and third parties, and public offerings of securities. As of June 30, 2019 and December 31, 2018, we had cash and cash equivalents of US$405,701 and US$1,311,749, respectively.

●	Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The following includes conditions give rise to substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statement issuance date and management’s plans to mitigate these adverse conditions:

1)	Limited funds necessary to maintain operations

The Company had an accumulated deficit of US$163,747,238 as of June 30, 2019. In addition, the Company had a deficiency in net assets of US$62,854,111 as of June 30, 2019.  As of June 30, 2019, the Company had cash of US$405,701 and total liabilities of US$108,262,864. Caused by the limited funds, the management assessed that the Company was not able to keep the size of lending business within one year from the financial statement issuance date.

In November 2018, the Company established Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of June 30, 2019, Zhiyuan had loans of aggregating US$48.8 million due from three customers.

2)	Recurring operating loss

During the six months ended June 30, 2019, the Company incurred operating loss of US$26,781,651. Affected by the reduction of lending business and increased loans losses, the management was in the opinion that recurring operating losses would be made continue within one year from the financial statement issuance date. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus a decrease in in net loss.

3)	Negative operating cash flow

During the six months ended June 30, 2019, the Company incurred negative operating cash flow of US$1,028,815. However with the establishment of Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan, the management assessed the Company would have a positive operating cash flow within one year from the financial statement issuance date.

Partnership with financial institutions

The Company has been actively seeking strategic partners in developing supply chain financing services.

On July 15, 2019, the Company entered into a five-year strategic partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd (“Rui Xin”), a financial technology company providing comprehensive insurance solutions. Through the partnership, each party expects to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strength as well as resource in financial technology, the consumer finance market and the insurance industry. Pursuant to the strategic partnership agreement, the Company would benefit from 80% of the net income generated in consumer finance market, and 90% of the net income generated in the insurance industry.

On July 29, 2019, the Company entered into a five-year strategic partnership with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”), a leading insurance brokerage company in China with over 90 branches across the nation. The partnership will enable both companies to further expand each other’s customer bases and to develop superior, customized consumer financing and insurance products by leveraging their industry expertise, service capabilities, and industry networks. China Lending will utilize its market resources to help ZLJA to effectively expand and manage its insurance customer base and sales channels. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services. Pursuant to the strategic partnership agreement, the Company would benefit from 60% of the net income generated from the insurance customer base and sales channels facilitated by the Company.

On September 2, 2019, the Company entered into a three-year strategic partnership with Tianjin Taida Jianshe Group Co., Ltd. (“Taida”), a state-owned enterprise focusing on development, construction of industrial zones and properties, based in Tianjing. Pursuant to the strategic partnership agreement, the Company would provide Taida with real estate supply chain and real estate asset management services.

Though management had plans to mitigate the conditions or events that raise substantial doubt, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date, as there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Company’s business, results of operations and financial position, and will materially adversely affect its ability to continue as a going concern.

●	Statement of Cash Flows

The following table summarizes the key components of the Company’s cash flows for the six months ended June 30, 2019 and 2018:

	For the Six Months Ended June 30,
	2019	2018

Net Cash Used in Operating Activities	$(1,028,815)	$(860,924)
Net Cash Provided by Investing Activities	16,233,258	283,510
Net Cash Used in Financing Activities	(16,115,009)	(21,216)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,518	(628)
Net change in Cash and Cash Equivalents	$(906,048)	$(599,258)

Net cash used in operating activities

During the six ended June 30, 2019, we had a cash outflow from operating activities of $1,028,815, an increase of $167,891 from a cash outflow of $860,924 for the six months ended June 30, 2018. We incurred a net loss for the six months ended June 30, 2019 of $26,781,651, a change of $25,371,089 from the six months ended June 30, 2018, during which we incurred a net loss of $52,152,740. In addition to the change in profitability, the decrease in net cash used in operating activities was the result of several factors, including:

●	A reversal of investment impairment of $3,346,760 as a result of adjudication by the court to transfer the investment to a debtor as a repayment of the borrowings from the debtor;

●	A decrease in provision for loan losses of $22,437,912 with less additional “doubtful” loans rolled to “loss” loans during the six months ended June 30, 2018 as compared to that for the same period ended June 30, 2019;

●	A decrease in changes in interest receivable of $2,192,828, because the interest income generated on the loans disbursed to Zhiyuan’s customers are repaid with principals; and

●	An increase in changes of other liabilities of $1,562,303 as a result of accrual of interest expenses for borrowings.

Net cash used in operating activities for the six months ended June 30, 2018 was mainly caused by payments of professional and consulting expenses of $0.43 million, payments of salary and welfare expenses of $0.17 million, and payments of other operating expenses of $0.20 million

Net cash provided by investing activities

The cash provided by investing activities for the six months ended June 30, 2019 was the net effects of disbursement of loans to customers of US$60.4 million against repayment of loans from customers of US$44.2 million.

The cash provided by investing activities for the six months ended June 30, 2018 was the net effects of disbursement of loans to customers of US$0.33 million against repayment of loans from customers of US$0.61 million.

Net cash used in financing activities

For the six months ended June 30, 2019, the cash used in financing activities was mainly attributable to repayment of secured loans of US$60.4 million and proceeds from secured loans of US$44.2 million.

For the six months ended June 30, 2018, the cash used in financing activities was mainly attributable to repayment of bank borrowings of US$0.02 million.

●	Credit risk of cash and cash equivalents

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of these assets to credit risk is their carrying amount as of the balance sheet dates. On June 30, 2019, approximately US$133,489 was deposited with a bank in the United States which is insured by the U.S. government up to US$250,000. On June 30, 2019 and December 31, 2018, approximately US$272,212, and US$98,275, respectively, were deposited in financial institutions located in mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

●	VIE risk

The Company’s operations are carried out in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation and other factors.

The RMB is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will continue to be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE or banks and other relevant PRC governmental authorities.

Certain net assets of Feng Hui are subject to restrictions due to the Pledge Agreement. Under the Pledge Agreement entered into between Feng Hui and China Great Wall Assets Management Co. Ltd (“Great Wall”) for the purpose of obtaining secured loans under ordinary course of business, Feng Hui shall pledge a portion of its loan receivables. According to the Property Law of the PRC, which was adopted at the 5th session of the Tenth National People’s Congress on March 16, 2007, after the receivables have been pledged, Feng Hui shall not transfer the receivables, unless it is otherwise agreed on by Great Wall.

There are certain restrictions related to the transfer of net assets by Feng Hui:

1. According to the Corporate Law of the People’s Republic of China (2013 Amendment), before Feng Hui distributes dividends to its shareholders, it shall make up the losses of the previous year, if any, and draw common reserves. In addition, as agreed on the Exclusive Purchase Option Agreement between Feng Hui and Ding Xin, Feng Hui’s Shareholders’ General Meeting shall not approve any Profit Distribution Proposal, nor shall Feng Hui’s shareholders accept any distributed dividend without Ding Xin’s prior written consent.

2. Feng Hui shall pay a business cooperation fee to Ding Xin. Pursuant to the Exclusive Business Cooperation Agreement entered into by Feng Hui and Ding Xin, the business cooperation fee provided by Feng Hui to Ding Xin shall be determined based on the complexity, time consumed, services content and value of services provided by Ding Xin. Unless the Exclusive Business Cooperation Agreement is determined to be in violation of any existing or future PRC laws, the payment of business cooperation fee by Feng Hui to Ding Xin is not subject to any restrictions at present.

3. Feng Hui may not transfer its major assets. According to the Exclusive Purchase Option Agreement and Equity Pledge Agreement, Feng Hui shall not or assist its shareholders to transfer, mortgage or otherwise dispose of the lawful rights and interests to and in its assets, nor shall it or assist its shareholders to encumber its assets in any way that would affect Ding Xin’s security interests except under ordinary course of business of Feng Hui or upon prior written consent by Ding Xin.

4. Feng Hui will offer loans to its clients when it engages in direct lending. According to Urumqi’s Micro-credit Lending Companies’ pilot operation issued by General Office of the People’s Government of Urumqi Municipality on June 9, 2009, the same borrower’s outstanding loan cannot exceed 5% of Feng Hui’s net capital.

There are certain restrictions related to any transfer of the Company’s assets to Feng Hui:

The Company may not be able to invest nor lend funds directly to Feng Hui. According to the Administration of Foreign Debts Tentative Procedures, promulgated jointly by the State Development Planning Commission (“SDPC”), the Ministry of Finance and the State Administration of Foreign Exchange (“SAFE”) on 8 January 2003, if Feng Hui plan to borrow medium- and long-term international commercial loans, it shall get approval of the SDPC; if Feng Hui plan to borrow short-term international commercial loans, the State shall implement administration of balance, the balance shall be verified by the SAFE. Given the procedures as mentioned above are too complicated in practice, alternatively, in order to fund the Chinese operations, the Company may fund foreign currency to Ding Xin or Jing Kai through registered capital increase or loans, after Ding Xin or Jing Kai has settled the foreign currency in a way permitted by Chinese law, they could offer loans to Feng Hui’s shareholders who can increase their investments in Feng Hui through increasing its registered capital.

Provided the Company and Feng Hui are in compliance with the PRC laws, we do not believe that these restrictions are significant enough to impact the liquidity of the Company or Feng Hui.

Besides transferring cash through loans or dividends, Feng Hui may transfer cash to Ding Xin through a business cooperation fee in accordance with the Exclusive Business Cooperation Agreement entered into between Feng Hui and Ding Xin. Furthermore, additional cash could be funded to Feng Hui by increasing its registered capital.

Due to the fact that Feng Hui is only operating in China using local currency, and the VIE agreements are denominated in Chinese local currency, we do not believe that the impact of existing PRC foreign exchange regulations are significant enough to affect the payments receivable from, or payable to, Feng Hui.

There are differences between PRC GAAP and US GAAP when determining the amount of restricted net assets. Under US GAAP, restricted net assets of subsidiaries shall mean that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). On the other hand, under PRC GAAP, restricted net assets only applies for non-profit entities, and shall mean the amount of the entity’s assets or their economic benefit that the use and/or timing of the use is restricted by the donor who offered the assets or by relevant laws and regulations.

In accordance with PRC regulations, the subsidiaries and VIE of China Lending Group in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. As of June 30, 2019, the Company incurred net loss and did not provide statutory reserves.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. The Company records accruals for such contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Please refer to Note 23 of the Unaudited Condensed Consolidated Financial Statements included in Form 6-K for details of commitments and contingencies

Risks

Credit Risk

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management. The Company originates loans to customers located primarily in Urumqi City, Xinjiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

Liquidity Risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Foreign Currency Risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Industry Concentration Risk

The Company attempts to spread its industry risk and to avoid over reliance on any particular industry by diversifying its customer base into several industries. As of June 30, 2019 and December 31, 2018, the Company’s business primarily consisted of industries of Tire Supply Chain, Trade and Service, Construction and Decoration, and Others. As of June 30, 2019, loan receivables on Tire Supply Chain Financing, Trade and Service, and Construction and Decoration was approximately 39.4%, 26.1% and 23.3% of the total loan receivables of the Company, respectively.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The Company considers the following items to be the most significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

•	Anticipated divestiture of Fenghui. As previously disclosed, the Company currently plans to divest Fenghui. Such a divestiture is expected to reduce operating risks and financial burdens on the Company by removing nonperforming assets. The divestiture of Fenghui will also remove associated loan-related debts, thereby lowering the Company’s debt risks and significantly reducing the Company’s expenditures on financial expenses.

•	Addition of Zeshi and Zhiyuan to CLDC. The Company referred to the asset management and factoring businesses of Zeshi and Zhiyuan in 2018 as a “new business” to distinguish the traditional loan business. This new business is expected to bring positive financial contributions to the Company and positive cashflow. As of October 2019, the scale of factoring business and the scale of asset management have gradually increased, which has brought positive performance contribution to CLDC.

•	Integration of Credit. In early 2019, the Company signed an agreement with Lixin for the strategic development in the Yangtze River Delta region. When Lixin merges into the Company, management expects to complete the expansion into the Yangtze River Delta region. Lixin's professional team strengths and capital advantages are expected to enhance the Company's business development capabilities and contribute stable performance revenue.

•	Insurance business integration. The Company expects that its cooperation with ZLJA and Rui Xin is likely to expand the customer channel and develop its consumer finance business through the insurance platform.

•	Tianjin Taida Jianshe Group Co. Ltd (“Taida”) Cooperation Agreement. In the second half of the year, the Company signed a cooperation agreement with Taida, marking the company's real estate supply chain and real estate asset management business.

In summary, the Company's Fenghui small loan divestiture and credit mergers and acquisitions in the second half of the year are expected to grow the Company’s existing Xinjiang-focused business into a more national business. The vast majority of the Company’s customers now come from the Yangtze River Delta and the Pearl River Delta region. The Company expects that such regional economic activity and customer business volume will help improve its existing business scale and financial status.

E. Off-balance Sheet Arrangements

As of June 30, 2019, we did not have any off-balance sheet arrangements. We do not have any long-term debt, capital lease obligations, or long-term liabilities.

F. Tabular disclosure of contractual obligations.

Not applicable.

G. Safe Harbor

See “Forward-Looking Statements.”